August 1, 2006

Mail Stop 6010

Paracorp Incorporated
As agent for service for Sun World Partners, Inc.
318 North Carson St., Suite #208
Carson City, NV 89701

> **Re: Sun World Partners, Inc.**
> **Amendment No. 3 to Registration Statement on Form SB-2**
> **Filed July 31, 2006**
> **File No. 333-132472**

Dear Sir/Madam:

We note that the amendment you filed on July 31, 2006 in response to staff comments does not include updated audited financial statements that are required by Item 310(g) of Regulation S-B. In view of this material deficiency, we will defer our review of your registration statement until you file an amendment that contains the required financial statements and updated related information throughout the filing.

You may contact David Burton at (202) 551-3626 or Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director